BrilliA Inc
220 Orchard Road
Unit 05-01, Midpoint Orchard

Singapore 238852

August 13, 2024

Division of Corporation Finance

Office of Manufacturing

U.S. Securities and Exchange Commission

Washington, DC 20549

Attn: Beverly Singleton, Kevin Stertzel, Erin Donahue and Jennifer Angelini

Re:	BrilliA Inc
Amendment No. 3 to Draft Registration Statement on Form F-1
Submitted June 12, 2024
CIK No. 0002000230

Dear Sir or Madam,

This letter is in response to your letter on June 17, 2024, in which you provided comments to the Amendment No. 3 to the Registration Statement on Form DRS/A of BrilliA Inc (the “Company”) submitted to the U.S. Securities and Exchange Commission on May 31, 2024. On the date hereof, the Company has submitted an Amendment No.4 to the Registration Statement on Form DRS/A (“DRS/A”). We set forth below in bold the comments in your letter relating to the Registration Statement followed by our responses to the comments.

Amendment No. 3 to Draft Registration Statement on Form F-1

Unaudited Pro Forma Condensed Combined Financial Information, page 37

1.	We note your revisions made in response to prior comment 1. We further note that IAS 10, paragraph 22(a) states that major business combination after the reporting period (IFRS 3...) is an example of a non-adjusting event after the reporting period that would generally result in disclosure, and no adjustments to the amounts recognized in the financial statements as indicated in IAS 10, paragraph 10. By analogy, your accounting treatment under IFSR 2, Share-based Payment, and that of a reverse acquisition at historical cost would similarly represent a non-adjusting event after the reporting period and therefore no adjustment of the amounts should be recognized in the financial statements for the reverse merger acquisition as of the fiscal year ended March 31, 2024, given the reorganization subsequently occurred on April 30, 2024. It appears the Company should include separate updated March 31, 2024 audited historical financial statements of Bra Pro and MAP, along with unaudited pro forma financial statements reflecting the merger transaction as currently presented.

RESPONSE: We respectfully advise the staff that we have included updated Bra Pro’s and MAP’s audited financial statements for the year ended March 31, 2024 along with the unaudited pro forma financial statements of BrilliA for the year ended March 31, 2024 in the Form DRS/A.

2.	Please revise to identify the individual signing in the capacity of your principal accounting officer or controller. If someone is signing in more than one capacity, indicate each capacity in which such person is signing. Refer to the Instructions to Signatures on Form F-1.

RESPONSE: We respectfully advise the staff that we have revised our Form DRS/A to identify the individual signing in the capacity of our principal accounting officer or controller.

We hope this response has addressed all of the Staff’s concerns relating to the comment letter. Should you have additional questions regarding the information contained herein, please contact our securities counsel William S. Rosenstadt, Esq., Jason Ye, Esq. or Yarona Yieh, Esq. of Ortoli Rosenstadt LLP at wsr@orllp.legal, jye@orllp.legal or yly@orllp.legal.

Sincerely,

/s/ Kendrew Hartanto
Chief Executive Officer